Mail Stop 4561

September 4, 2008

Mr. Patrick Carroll
Chief Financial Officer
The Lexington Master Limited Partnership
One Penn Plaza, Suite 4015
New York, NY 10119-4015

   Re: **The Lexington Master Limited Partnership**
      Form 10-K for the fiscal year ended December 31, 2007
      File No. 0-50268

Dear Mr. Carroll:

  We have completed our review of the above referenced filing and have no further comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief